UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 1, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Orexigen Therapeutics, Inc.

File No. 001-33415 - CF#30842

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Orexigen Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.34 and 10.36 to a Form 10-K filed on March 13, 2014, as amended on January 26, 2015. In that same application, Orexigen Therapeutics, Inc. also requested confidential treatment for information it excluded from Exhibit 10.35 to the Form 10-K filed on March 13, 2014, which Exhibit 10.35 was resubmitted with less excluded information in an amended confidential treatment application.

Based on representations by Orexigen Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.34	through August 10, 2018
Exhibit 10.35	through November 10, 2017
Exhibit 10.36	through March 13, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary